UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION  12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE  REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-50047

CALVIN B. TAYLOR BANKSHARES, INC.
(Exact name of registrant as specified in its charter)

24 North Main Street, Berlin, Maryland 21811, (410) 641-1700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $1.00 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒*
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒*

*EXPLANATORY NOTE:  The registrant is relying on Section 12(g)(4) of the Securities Exchange Act of 1934, as amended by Section 601(a)(2) of the Jumpstart Our Business Startups Act, to terminate its duty with respect to its class of securities of common stock.

Approximate number of holders of record as of the certification or notice date:	945

Pursuant to the requirements of the Securities Exchange Act of 1934 Calvin B. Taylor Bankshares, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	September 20, 2013	By:	/s/ Raymond M. Thompson
President & Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the  Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which  shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized  person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC2069(02-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number